================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                         Zenith National Insurance Corp.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    989390109
                                    ---------
                                 (CUSIP Number)

                                Eric P. Salsberg
                        Vice President, Corporate Affairs
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                        Toronto, Ontario, Canada, M5J 2N7
                            Telephone: (416) 367-4941
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                -With a copy to-

                                 Brice T. Voran
                               Shearman & Sterling
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone: (416) 360-8484


                                  June 25, 1999
                                  -------------
             (Date of Event which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 989390109                   13D                     Page 2 of 17 Pages

--------------------------------------------------------------------------------
(1)  Name of Reporting Person                               FAIRFAX FINANCIAL
                                                            HOLDINGS LIMITED
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group          (a)      [   ]
                                                               (b)      [ X ]
--------------------------------------------------------------------------------
(3)  SEC use only
--------------------------------------------------------------------------------
(4)  Source of Funds            WC
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).              [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization            CANADA
--------------------------------------------------------------------------------
                                                     (7)  Sole Voting Power
                           Number of                                       0
                 Shares Beneficially                 ---------------------------
                               Owned                 (8)  Shared Voting Power
                             by Each                               6,660,599
                           Reporting                 ---------------------------
                         Person With                 (9)  Sole Dispositive Power
                                                                           0
                                                     ---------------------------
                                                     (10) Shared Dispositive
                                                          Power
                                                                   6,660,599
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficial Owned by each Reporting Person    6,660,599
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)              [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 38.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                   HC and CO
--------------------------------------------------------------------------------

CUSIP NO. 989390109                   13D                     Page 3 of 17 Pages

--------------------------------------------------------------------------------
(1)  Name of Reporting Person                        V. PREM WATSA
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group          (a)      [   ]
                                                               (b)      [ X ]
--------------------------------------------------------------------------------
(3)  SEC use only
--------------------------------------------------------------------------------
(4)  Source of Funds            WC
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).              [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization            CANADIAN
--------------------------------------------------------------------------------
                                                     (7)  Sole Voting Power
                           Number of                                       0
                 Shares Beneficially                 ---------------------------
                               Owned                 (8)  Shared Voting Power
                             by Each                               6,660,599
                           Reporting                 ---------------------------
                         Person With                 (9)  Sole Dispositive Power
                                                                           0
                                                     ---------------------------
                                                     (10) Shared Dispositive
                                                          Power
                                                                   6,660,599
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficial Owned by each Reporting Person    6,660,599
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)              [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 38.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                          IN
--------------------------------------------------------------------------------

CUSIP NO. 989390109                   13D                     Page 4 of 17 Pages

--------------------------------------------------------------------------------
(1)  Name of Reporting Person                          THE SIXTY TWO INVESTMENT
                                                       COMPANY LIMITED
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group          (a)      [   ]
                                                               (b)      [ X ]
--------------------------------------------------------------------------------
(3)  SEC use only
--------------------------------------------------------------------------------
(4)  Source of Funds            WC
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).              [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization            BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                                                     (7)  Sole Voting Power
                           Number of                                       0
                 Shares Beneficially                 ---------------------------
                               Owned                 (8)  Shared Voting Power
                             by Each                               6,660,599
                           Reporting                 ---------------------------
                         Person With                 (9)  Sole Dispositive Power
                                                                           0
                                                     ---------------------------
                                                     (10) Shared Dispositive
                                                          Power
                                                                   6,660,599
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficial Owned by each Reporting Person    6,660,599
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)              [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 38.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                          CO
--------------------------------------------------------------------------------

CUSIP NO. 989390109                   13D                     Page 5 of 17 Pages

--------------------------------------------------------------------------------
(1)  Name of Reporting Person                          810679 ONTARIO LIMITED
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group          (a)      [   ]
                                                               (b)      [ X ]
--------------------------------------------------------------------------------
(3)  SEC use only
--------------------------------------------------------------------------------
(4)  Source of Funds            WC
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).              [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization            ONTARIO, CANADA
--------------------------------------------------------------------------------
                                                     (7)  Sole Voting Power
                           Number of                                       0
                 Shares Beneficially                 ---------------------------
                               Owned                 (8)  Shared Voting Power
                             by Each                               6,660,599
                           Reporting                 ---------------------------
                         Person With                 (9)  Sole Dispositive Power
                                                                           0
                                                     ---------------------------
                                                     (10) Shared Dispositive
                                                          Power
                                                                   6,660,599
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficial Owned by each Reporting Person    6,660,599
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)              [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                 38.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                          CO
--------------------------------------------------------------------------------

CUSIP NO. 989390109                   13D                     Page 6 of 17 Pages

--------------------------------------------------------------------------------
(1)  Name of Reporting Person                          HAMBLIN WATSA INVESTMENT
                                                       COUNSEL LTD.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group          (a)      [   ]
                                                               (b)      [ X ]
--------------------------------------------------------------------------------
(3)  SEC use only
--------------------------------------------------------------------------------
(4)  Source of Funds            WC
--------------------------------------------------------------------------------
(5)  Check box if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e).              [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization            CANADA
--------------------------------------------------------------------------------
                                                     (7)  Sole Voting Power
                           Number of                                       0
                 Shares Beneficially                 ---------------------------
                               Owned                 (8)  Shared Voting Power
                             by Each                                  86,154
                           Reporting                 ---------------------------
                         Person With                 (9)  Sole Dispositive Power
                                                                           0
                                                     ---------------------------
                                                     (10) Shared Dispositive
                                                          Power
                                                                      86,154
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficial Owned by each Reporting Person       86,154
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)              [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                  0.5%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                   CO and IA
--------------------------------------------------------------------------------

CUSIP NO. 989390109                   13D                     Page 7 of 17 Pages

     This Statement relates to the Stock Purchase Agreement dated as of June 25, 1999 (the "Stock Purchase Agreement"), between Fairfax Financial Holdings Limited, a Canadian corporation, as purchaser, and Reliance Insurance Company providing for the purchase and sale (the "Purchase"), subject to the terms and conditions set forth in the Stock Purchase Agreement, of 6,574,445 shares (the "Reliance Shares") of common stock of Zenith National Insurance Corp., owned collectively by Reliance Insurance Company and its subsidiaries, Reliance Direct Insurance Company and United Pacific Insurance Company of New York (together, the "Sellers"). The Purchase is expected by Fairfax to occur by the autumn of 1999 and is subject to various closing conditions, including the receipt of applicable insurance regulatory approvals. If the closing has not occurred on or before December 31, 1999, the Stock Purchase Agreement provides that either party may terminate the Stock Purchase Agreement.

     Through Hamblin Watsa Investment Counsel Ltd., a Canadian corporation, ("Hamblin"), the Reporting Persons (as defined below) are also the beneficial owners of an additional 86,154 shares of common stock of Zenith National Insurance Corp. (the "Hamblin Shares"), 21,954 shares of which are owned by clients of Hamblin that are outside the Fairfax group and 64,200 shares of which are owned by TIG Reinsurance Company ("TIG Re"), an indirect wholly-owned insurance company subsidiary of Fairfax, on behalf of whom Fairfax is filing this Schedule 13D. Hamblin, through its investment advisory agreements with such clients outside the Fairfax group, as well as with TIG Re, may share the power to vote, and shares the power to dispose of the Hamblin Shares. The Hamblin Shares were purchased by Hamblin prior to and independent from any discussion Fairfax had with the Sellers regarding the Reliance Shares. The Hamblin Shares were purchased by Hamblin in its ordinary course of business as an investment advisor without the purpose or effect of changing or influencing control of Zenith. The Reliance Shares and the Hamblin Shares are referred to collectively in this Schedule 13D as the "Shares".


ITEM 1. SECURITY AND ISSUER.

          This Statement relates to the shares of common stock, $1.00 par value of Zenith National Insurance Corp. ("Zenith"). The address of the principal executive offices of Zenith is 21255 Califa Street, Woodland Hills, California, 91367-5021.


ITEM 2. IDENTITY AND BACKGROUND.

          This statement is being filed by Fairfax, a corporation incorporated under the laws of Canada, Hamblin, a corporation incorporated under the laws of Canada, The Sixty Two Investment Company Limited, a corporation incorporated under the laws of British Columbia, ("Sixty Two"), 810679 Ontario Limited, a corporation incorporated under the laws of Ontario ("810679") and V. Prem Watsa (together, the "Reporting Persons"). Fairfax is a financial services holding company which, through its subsidiaries, is

CUSIP NO. 989390109                   13D                     Page 8 of 17 Pages

          engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management. Hamblin is an investment management company and a wholly owned subsidiary of Fairfax. Mr. Watsa, directly and indirectly through Sixty Two and 810679 owns the controlling equity voting interest of Fairfax. With the exception of Sixty Two, the principal executive offices of the Reporting Persons are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7, and the telephone number of the Reporting Persons is (416) 367-4941. The principal executive office of Sixty Two is located at 1600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L3 and the telephone number of Sixty Two is (604) 685-3456. The filing of this Statement and the statements herein shall not be construed as an admission that Mr. Watsa, Hamblin, Sixty Two or 810679 are for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 the beneficial owners of the Shares or have any pecuniary interest therein.

          The directors of Fairfax are V. Prem Watsa, Winslow W. Bennett, Robbert Hartog, Kenneth R. Polley and John C. Puddington and its executive officers are V. Prem Watsa, Trevor J. Ambridge, Sam Chan, Francis Chou, J. Paul T. Fink, Brenda Harvey, Bradley P. Martin, Eric
          P. Salsberg, Ronald Schokking and John C. Varnell. The principal business address and telephone number of each of the directors and executive officers of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7, telephone number (416) 367-4941. Mr. Watsa is Chairman and Chief Executive Officer of Fairfax and Vice President of Hamblin; Mr. Ambridge is Vice President and Chief Financial Officer of Fairfax; Mr. Bennett is President of Winwood Holdings Ltd., a private investment company; Mr. Chan is Vice President of Fairfax; Mr. Chou is Vice President of Fairfax; Mr. Fink is Vice President of Fairfax; Mr. Hartog is President of Robhar Investments Ltd., a private investment company; Ms. Harvey is Vice President and Secretary of Fairfax; Mr. Martin is Vice President of Fairfax; Mr. Polley is President and Chief Executive Officer of Lindsey Morden Group Inc., a publicly traded claims adjustment holding company controlled by Fairfax; Mr. Puddington is President of Trilwood Investments Limited, a private investment company; Mr. Salsberg is Vice President, Corporate Affairs of Fairfax; Mr. Schokking is Vice President, Finance of Fairfax; and Mr. Varnell is Vice President of Fairfax. Each such director and executive officer of Fairfax is a Canadian citizen.

          The directors and executive officers of Sixty Two are Winslow W. Bennett, Eric P. Salsberg and V. Prem Watsa. The sole director and

CUSIP NO. 989390109                   13D                     Page 9 of 17 Pages

          executive officer of 810679 is V. Prem Watsa. The directors of Hamblin are Anthony F. Hamblin and V. Prem Watsa and its executive officers are Anthony F. Hamblin, V. Prem Watsa, Roger Lace and Brian Bradstreet. The principal business address and telephone number of each such director and executive officer is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7, telephone number
          (416) 367-4941. Each such director and executive officer is a Canadian citizen.

          During the last five years, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors and executive officers listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of the funds for the Shares is working capital, including available cash on hand. The purchase price for the Shares is approximately $186,232,155.


ITEM 4. PURPOSE OF TRANSACTION.

          The Shares have been acquired by the Reporting Persons for investment purposes and not for the purpose of, or in connection with, or as a participant in any transaction having the purpose of changing or influencing the control of Zenith.

          Under the Stock Purchase Agreement, consummation of the Purchase is subject to various conditions, including, among other things: (i) the obtaining of all requisite insurance and other regulatory approvals; and (ii) the absence of any injunction or law by any court or governmental authority having jurisdiction over Fairfax or the Sellers which prohibits or makes illegal the consummation of the Purchase. The Stock Purchase Agreement provides that if Fairfax and/or its affiliates acquire, by, among other things, tender offer or merger, a majority of Zenith's shares of common stock, prior to a certain date and pay consideration per share in excess of the price paid to the Sellers for the Reliance Shares, Fairfax will pay the Sellers for each of the Reliance Shares, an additional amount equal to the amount of such excess.

CUSIP NO. 989390109                   13D                    Page 10 of 17 Pages

          In addition, the Stock Purchase Agreement provides that if a third party unaffiliated with Fairfax seeks to acquire, by, among other things, tender offer or merger, prior to the closing of the sale of the Reliance Shares, a majority of Zenith's shares of common stock at a price per share in excess of the price paid to the Sellers for the Reliance Shares, and Fairfax and/or its affiliates agrees to sell any or all of the Reliance Shares purchased under the Stock Purchase Agreement, Fairfax will pay the Sellers an amount equal to 50% of such excess for each Reliance Share sold by Fairfax and/or its affiliates in such third party transaction.

          Subsequent to executing the Stock Purchase Agreement, a standstill agreement dated as of June 30, 1999 was entered into between Fairfax and Zenith (the "Standstill Agreement") which prohibits Fairfax, subject to the terms and conditions set forth in the Standstill Agreement, from acquiring any additional securities or assets of Zenith.

          The descriptions in this Item 4 of the Stock Purchase Agreement and the Standstill Agreement are qualified in their entirety by reference to the Stock Purchase Agreement and the Standstill Agreement, a copy of each of which is attached to this Schedule 13D as Exhibit 2.1 and 2.2, respectively.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Based on the most recent information available, the Reporting Persons are deemed to beneficially own the number of shares of common stock of Zenith and the percentage of outstanding shares of common stock of Zenith listed in responses to Items 11 and 13, respectively, on its respective cover page filed herewith and such responses are incorporated by reference herein. In addition, the number of shares of common stock of Zenith with respect to which each of the Reporting
          Persons: (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in responses to Items 7, 8, 9 and 10, respectively, on its respective cover page filed herewith, and such responses are incorporated by reference herein.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for the Purchase Agreement and the Standstill Agreement, and except for Hamblin's investment advisory agreements with its clients, referred to in the introductory paragraph preceding Item 1, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal

CUSIP NO. 989390109                   13D                    Page 11 of 17 Pages

          or otherwise) with any person with respect to any securities of Zenith, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          2.1 Stock Purchase Agreement dated as of June 25, 1999 between Fairfax Financial Holdings Limited and Reliance Insurance Company.

          2.2 Standstill Agreement dated as of June 30, 1999 between Fairfax Financial Holdings Limited and Zenith National Insurance Corp.

CUSIP NO. 989390109                   13D                    Page 12 of 17 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Fairfax Financial Holdings Limited certifies that the information set forth in this statement is true, complete and correct.



                                              FAIRFAX FINANCIAL HOLDINGS
                                                 LIMITED


Dated:  July 6, 1999.                         By:      /s/ Eric P. Salsberg
                                                  ------------------------------
                                                  Name:  Eric P. Salsberg
                                                  Title: Vice President,
                                                         Corporate Affairs

CUSIP NO. 989390109                   13D                    Page 13 of 17 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Hamblin Watsa Investment Counsel Ltd. certifies that the information set forth in this statement is true, complete and correct.



                                              HAMBLIN WATSA INVESTMENT
                                                 COUNSEL LTD.


Dated:  July 6, 1999.                         By:     /s/ V. Prem Watsa
                                                  ------------------------------
                                                  Name:  V. Prem Watsa
                                                  Title: Vice President

CUSIP NO. 989390109                   13D                    Page 14 of 17 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  July 6, 1999.                                     /s/ V. Prem Watsa
                                                  ------------------------------
                                                  Name: V. Prem Watsa

CUSIP NO. 989390109                   13D                    Page 15 of 17 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, The Sixty Two Investment Company Limited certifies that the information set forth in this statement is true, complete and correct.



                                              THE SIXTY TWO INVESTMENT
                                                 COMPANY LIMITED


Dated:  July 6, 1999.                         By:      /s/ V. Prem Watsa
                                                  ------------------------------
                                                  Name:  V. Prem Watsa
                                                  Title: President

CUSIP NO. 989390109                   13D                    Page 16 of 17 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, 810679 Ontario Limited certifies that the information set forth in this statement is true, complete and correct.



                                              810679 ONTARIO LIMITED


Dated:  July 6, 1999.                         By:       /s/ V. Prem Watsa
                                                   -----------------------------
                                                   Name:  V. Prem Watsa
                                                   Title: President

CUSIP NO. 989390109                   13D                    Page 17 of 17 Pages

                                  EXHIBIT INDEX

Exhibit
  No.         Description
  ---         -----------
2.1           Stock Purchase Agreement dated as of June 25, 1999 between Fairfax
              Financial Holdings Limited and Reliance Insurance Company.

2.2           Standstill Agreement dated as of June 30, 1999 between Fairfax
              Financial Holdings Limited and Zenith National Insurance Corp.